[Reference Translation]

                                                                  March 31, 2009

To Whom It May Concern:

                                Company Name: TOYOTA MOTOR CORPORATION
                                Name and Title of Representative:
                                         Katsuaki Watanabe, President
                                         (Code Number: 7203
                                         Securities exchanges throughout Japan)
                                Name and Title of Contact Person:
                                         Takuo Sasaki
                                         General Manager, Accounting Division
                                         (Telephone Number: 0565-28-2121)

      Toyota Comments on Media Reports about Toyota's Dividends for FY2009
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Toyota Motor Corporation ("Toyota") commented on certain media reports from today, regarding Toyota's plan to reduce its dividends for FY2009. The forecast in the media reports is not based on any official announcements made by Toyota.